PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

RECEIVED
2004 JUL 12 A 9:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File Number : 82-34694

No.04/DIR/739

Jakarta, July 02, 2004

Securities and Exchange Commission
Division of Corporation Act[redacted]
450 Fifth Street
Washington, DC 20549
USA

04035407

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	Statement Letter	June 08, 2004
2.	Proof of Publication	June 09, 2004
3.	Information Disclosure that has to be Announced to Public	June 16, 2004
4.	Disclosure Information of Certain Shareholders	June 17, 2004

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

2. Mrs......

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh   Eddy Muljanto

File Number :
82-34694

Attachment 1/4

No. 04/SHM/509

Jakarta, June 08, 2004

Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re: Statement Letter

Dear Sir/Madam,

With reference to our letter No. 04/DIR/376 dated April 13, 2004 on Use of Proceed of Right Issue, we are attaching Board of Director's Statement Letter No. 04/DIR/658 dated June 08, 2004, that states that the balance of Right Issue I had been used appropriately in line with our Right Issue I Prospectus.

This report is provided in line with the Bapepam's Rule No. X.K.4. point 5.

Thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number : **82-34694**

Attachment 1/4

STATEMENT LETTER
No. 04/DIR/658

We signed as follows :

Jimmy Kurniawan Laihad and **Safrullah Hadi Saleh**, addressed at Bank Buana Harmoni Building, Jalan Gajah Mada No. 1A, Jakarta Pusat 10130, each acting as President Director and Director of the Bank and in such a case for and in the name of Board of Directors **PT Bank Buana Indonesia Tbk.** having its office in Jakarta, declare :

1. Proceed from PT Bank Buana Indonesia Tbk. Right Issue I is Rp 122,087,527,538.-.

2. Net proceed Rp 122,087,527,538.- above had been used appropriately in line with Chapter II, page 5 Prospectus Right Issue I PT Bank Buana Indonesia Tbk. with detail as follows :

   (1) Around 50% or amount of Rp 61,043,763,769.- had been allocated for medium and long term loan expansion;
   (2) Around 20% or amount of Rp 24,417,505,507.60 had been allocated for Branch Office development;
   (3) Around 20% or amount of Rp 24.417.505.507,60 had been allocated for Information Technology development;
   (4) Around 10% or amount of Rp 12,208,752,753.80 had been allocated for Human Resources quality improvement.

This Statement Letter is in line with the Bapepam's Rule No. X.K.4 point 5.

Jakarta, June 08, 2004
PT BANK BUANA INDONESIA Tbk.
Statement Letter by,

Jimmy Kurniawan Laihad
President Director

Safrullah Hadi Saleh
Director

File Number :
82-34694

Attachment 2/4

No.04/SHM/512

Jakarta, June 09, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI, 7th Floor
Jln. Dr.Wahidin No.1
Jakarta 10210

Re: Proof of Publication

Dear Sir/Madam,

With reference to our Letter No.04/DIR/638 dated June 01, 2004 on Plan to Hold an Extraordinary General Shareholders Meeting (EGM) of PT Bank Buana Indonesia Tbk., please find enclosed proof of notification of publication on the above matter that has been published on 2 (two) Daily Morning Newspapers, Bisnis Indonesia and Investor Indonesia on June 09, 2004.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 2/4

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that on Monday, July 19, 2004 the Bank would hold an Extraordinary General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on Monday, June 28, 2004, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of June 25, 2004 at 4:00 PM.

All proposals from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 days before June 28, 2004 at the latest.

Jakarta, June 09, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

Attachment 3/4

No. 04/DIR/680

Jakarta, June 16, 2004

Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re: Information Disclosure that has to be Announced to Public.

Dear Sir/Madam,

With reference to our letter No. 04/DIR/639 dated June 1, 2004 for the above mentioned subject, we would like to inform you that PT Bank Buana Indonesia Tbk. ("Bank Buana")'s ultimate Shareholders, PT Sari Dasa Karsa has informed to Bank Buana Management that in line with the Sales & Purchase Agreement signed on May 31, 2004 between UOB with numbers of Bank Buana Shareholders, effective June 16, 2004 UOB International Investment Private Limited (UOB) has officially become Bank Buana's Shareholders with total ownership of 23%.

This report is provided in line with the Bapepam's Rule No. X.K.1. on Information Disclosure that has to be announced to Public.

Thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad   Safrullah Hadi Saleh

File Number :
82-34694

Attachment 4/4

No. 04/SHM/536

Jakarta, June 17, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI, 7th Floor
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that according to PT. Sari Dasa Karsa letters No.13/SDK/VI/2004 dated June 17, 2004, they have sold PT Bank Buana Indonesia Tbk. (BBIA) shares with detail as follows:

1. Name	: PT. Sari Dasa Karsa
Address	: Jl. Asemka No. 32 - 35 Jakarta 11110
2. Total Shares Sold	: 598,573,440 shares
3. Total Transaction	: SGD 102,336,000.-
4. Date of Transaction	: June 16, 2004
5. Purpose of Transaction	: To give opportunity to foreign investor to become PT Bank Buana Indonesia Tbk. Shareholders for an added value to PT Bank Buana Indonesia Tbk.

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro